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                       October 7, 2020

       George J. Leimer
       Chief Executive Officer
       RSE Archive, LLC
       250 Lafayette Street, 2nd Floor
       New York, NY 10012

                                                        Re: RSE Archive, LLC
                                                            Offering Statement
on Form 1-A Post-Qualification No. 11
                                                            Filed September 29,
2020
                                                            File No. 024-11057

       Dear Mr. Leimer:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Trade & Services